NEWS RELEASE

December 12, 2017

Nevsun Declares Fourth Quarterly Dividend of 2017

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) announced today that its Board of Directors has declared a quarterly dividend of US$0.01 per common share (US$0.04 per common share annually).  The dividend is payable on January 17, 2018, to shareholders of record as of the close of business on December 29, 2017 and qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Peter Kukielski, Nevsun’s CEO, commented, “Payment of a dividend has been an important part of Nevsun’s capital allocation philosophy. The Board of Directors has initiated a critical review of the discretionary dividend policy to align with the Company’s ongoing capital needs at Timok.”

Additional information regarding the Company’s dividend policy is available on the website: http://www.nevsun.com/investors/.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”), which currently owns 39.6% and upon completion of any Feasibility Study, Nevsun will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Investor Relations Tel: +1 604 623 4700 Toll free: +1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com